

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 12, 2007

By Facsimile and U.S. Mail

Mr. Steven A. Rogers
Principal Accounting Officer
Dominion Resources, Inc.
701 East Cary Street
Richmond, VA 23261

> **Re: Dominion Resources, Inc.
> Form 10-K for the year ended December 31, 2006
> Filed February 28, 2007
> File No. 1-08489**

Dear Mr. Rogers:

　　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expend our review to other portions of your documents. Please provide a written response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dominion Resources, Inc. Form 10-K for the year ended December 31, 2006

Potential Sale of Material Portion of E&P Assets, page 2

1. You disclose that in November 2006, you announced your decision to pursue the sale of all of your oil and natural gas E&P operations and assets, with the exception of those located in the Appalachian Basin. Please explain in detail why you did not classify such assets as held for sale and the results as discontinued operations under SFAS no. 144.

Asset Retirement Obligations, page 24

2. Please summarize for us how you determined that it was appropriate to lower the cost escalation factor used to determine the reduction in the ARO liability.

Note 4 – Recently Issued Accounting Standards, page 61

3. Historically, EITF Issue no. 02-3 ("EITF 02-3") had prohibited the initial recognition of derivatives at other than the transaction price unless the fair value was based on quoted market prices in an active market or other observable inputs. As a consequence, EITF 02-3 indicated that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is generally obtained from an active market. As you are aware, SFAS no. 157 amends EITF 02-3 to remove that prohibition, thereby permitting "day one gains or losses" to be recognized on instruments measured using other inputs.   Given the pervasive impact to the utility industry and the potential materiality of the effect of retrospective application as prescribed by Statement no. 157, please provide to us your preliminary assessment with respect to such day one gains and losses. In this regard, specific examples of contracts that you are evaluating would be beneficial to our understanding.

Note 14 - Regulatory Assets and Liabilities, page 68

4. We note that you recorded a regulatory asset of $135 million which represents unrecognized pension and other postretirement benefit costs expected ("OPEB") to be recovered through future rates by certain of your rate-regulated subsidiaries, which were required to be reflected in your Consolidated Balance Sheet upon the adoption of SFAS no. 158. Please explain to us how you have historically recovered pension and OPEB costs for each of your rate-regulated subsidiaries (e.g. pay-as-you basis, or in accordance with the calculated SFAS no. 87 and SFAS no. 106 expense). In this regard, please explain for us how you concluded the probable of recovery threshold has been met pursuant to SFAS no. 71. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief